EXHIBIT 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31
	2008	2007	2006	2005	2004
EARNINGS
Pretax income	$202,376	$255,626	$274,808	$231,126	$197,342
Add: Distributed income from affiliates	7,632	8,435	9,496	6,766	7,114
Add: Fixed charges	72,964	79,950	68,669	67,568	60,865
Amortization of capitalized interest	2,161	2,245	2,115	1,911	1,868

Total Earnings	285,133	346,256	355,088	307,371	267,189

Less: Capitalized interest	(1,917)	(2,916)	(2,666)	(2,042)	(1,535)

Adjusted Earnings	$283,216	$343,340	$352,422	$305,329	$265,654

FIXED CHARGES
Interest expense	$53,401	$61,440	$51,952	$51,559	$47,463
Capitalized interest	1,917	2,916	2,666	2,042	1,535
Portion of rents representative of the interest factor	17,646	15,594	14,051	13,967	11,867

Total Fixed Charges	$72,964	$79,950	$68,669	$67,568	$60,865

Ratio of Earnings to Fixed Charges	3.88	4.29	5.13	4.52	4.36